Exhibit 99.8

FOR IMMEDIATE RELEASE - JUNE 30, 1999

Contact: Kevin Brannon
         Frederick Brewing Co.
         (301) 694-7899 x 100

                      FREDERICK BREWING CO. ANNOUNCES PLAN
                             FOR STRATEGIC ALLIANCE

FREDERICK, MD--Frederick Brewing Co. (OTC:BLUE), the Mid-Atlantic region's largest craft brewer, today announced that it has entered into an agreement giving Snyder International Brewing Group, LLC ("SIBG") the exclusive right, until July 25th, to negotiate a transaction whereby SIBG would purchase a majority interest in the Maryland brewer.

According to Frederick's chief executive officer, Kevin Brannon, the terms of the transaction are still being negotiated and many key terms and conditions have yet to be addressed and any transaction will be subject to execution of mutually agreeable definitive documents. "Generally, the structure discussed to date would call for SIBG to invest a substantial amount of cash in the company in exchange for newly-issued shares constituting a majority of the stock outstanding. SIBG would arrange to re-finance our bank debt on more favorable terms and would purchase the brewery building from its current owners. If the transaction is completed, we also expect that our brewery will have the opportunity to contract brew 5,000 to 35,000 barrels per year of SIBG's brands in our facility, beginning as soon as the brewery can be made ready to do so." Brannon emphasized, however, that the proposed transaction was complex and that any number of factors could cause one party or the other to back away before it can be completed.

Marjorie McGinnis, Frederick's president and chief operating officer, said, "This deal could move the company forward in a big way. It would boost our capacity utilization and should reduce our debt service expense. There may also be opportunities to cross market the various brands in our respective territories." McGinnis also said that the Company's plans, announced on April 23rd, to acquire the U.S. license to produce and market another malt beverage brand had been suspended, pending the outcome of discussions with SIBG.

Privately-held SIBG is based in Cleveland, Ohio and, since entering the beer business in August of 1998, has acquired two Ohio
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breweries and several brands which together are projected to ship as much as
70,000 barrels in 1999. Its brands include Crooked River, Little Kings, Hudy Delight and Christian Moerlein.

SIBG chairman C. David Snyder said, "The domestic beer industry is in a state of great flux right now. We see tremendous opportunities to consolidate and reconfigure promising companies and brands in all segments of the market. Frederick Brewing fits our strategy very well, thanks to its first-rank brewery and the strong performance of its core brands." Snyder said overall employment in Frederick should increase as production levels rise and sales efforts on behalf of Frederick's existing brands intensify.

Except for historical information, this press release contains forward-looking statements that involve risks and uncertainties including, but not limited to, the Company's financial condition and liquidity, the requirement that third parties, including the Company's creditors, must approve, consent to or otherwise cooperate as a condition to closing the contemplated transactions, the lack of audited financial statements for SIBG, SIBG's brief operating history, the potential difficulties inherent in shifting and coordinating production among various facilities, probable management changes, the effects of competition; the failure of the Company and SIBG to enter into definitive agreements; the inability of the Company or SIBG to satisfy any closing conditions contained in such agreements or otherwise fail to complete the transactions contemplated by such agreements; and other risks detailed in the Company's SEC filings. Actual results may differ materially from the forward-looking information set out above.